Exhibit 99.1

Pembina Pipeline Corporation Announces Phase V Pipeline Expansion Update

CALGARY, Sept. 28, 2017 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that in order to accommodate incremental volume commitments from customers, the Company is adding additional infrastructure and increasing operational flexibilities to its previously announced Phase V pipeline expansion ("Phase V"), which included a 20 inch pipeline from Lator to Fox Creek, Alberta. The Company is also revising its capital cost estimate for Phase V by an additional $135 million for a total capital cost of $385 million.

The Company's Conventional Pipelines' business has continued to receive customer demand for its transportation services. Since Phase V was originally announced in April 2017, Pembina has secured approximately 30,000 barrels per day in additional volume commitments.

The Phase V capital cost estimate revision is a result of:

•	$90 million towards increased receipt station functionality at Lator by adding 40,000 barrels of operational crude and condensate storage, new tie-ins and site modifications, a new pump station near Dawson Creek, British Columbia ("B.C.") and upgrading an existing pump station at Gordondale, Alberta; and
•	$45 million due to capital cost refinements, including changes to volume receipt locations.

Through the Phase V project enhancements, the pipeline capacity will be increased by an incremental 45,000 barrels per day ("bpd") upstream of Laglace, Alberta. In addition to accommodating further customer demand, this will improve operational efficiencies and offer more optionality, which will ultimately provide a better service offering for Pembina's customers.

Phase V is aimed at addressing capacity constraints between Lator and Fox Creek and supporting future growth in the Montney and Deep Basin resource plays. The project is expected to provide additional capacity in this corridor and access to Pembina's downstream capacity at Fox Creek. Clearing and access to the right-of-way is now 90 percent complete with construction expected to commence shortly. The Company continues to anticipate bringing Phase V into service in late-2018. Once operational, Pembina will have three distinct pipelines between Lator and Fox Creek.

The Company also continues to progress regulatory approvals, design and engineering of the two pump stations for its previously announced Phase IV pipeline expansion ("Phase IV"). Phase IV will increase capacity between Fox Creek and Namao, Alberta.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "estimate", "will", "expects", "continue", "anticipate", "potential", and similar expressions.

In particular, this news release contains forward-looking statements, relating to planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions in relation to Pembina's Phase IV and V pipeline expansions; expectations around continuing producer activity and development; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation services; expectations regarding synergies and integration of growth and development projects with Pembina's existing business and asset base. These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: the ability of Pembina and any required third parties to effectively engage with stakeholders; oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; increased construction costs, or construction delays, on Pembina's expansion and growth projects; labour and material shortages; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2016, which can be found at www.sedar.com.

The forward-looking statements are expressly qualified by the above statements, and speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward looking statements or information contained herein, except as required by applicable laws.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2017/28/c7861.html

%CIK: 0001546066

For further information: Investor Relations: Cam Goldade, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 07:45e 28-SEP-17